

25 BOUGH OLNEYVILLE

Powering Youth, Women & The Community!



25 BOUGH OLNEYVILLE

BACKGROUND

The 25 Bough Street development will **transform and re-develop** a currently blighted property - in what was once a thriving jewelry manufacturing hub in the historic Olneyville section of Providence, Rhode Island - into a multi-purpose, community-anchored facility.

The building spanning a sprawling, 15,194 square feet will support **six integrated uses** which will increase youth success, women empowerment and accessibility to high-quality event spaces for diverse populations.

The following is a conceptual vision from I. Lanre Ajakaiye, a native born and raised in Providence, Rhode Island.



25 BOUGH OLNEYVILLE

Area Demographics

Female


52%

Male


48%

Small Businesses

95,390


Population
1.06M

Sports

Rhode Island is home to nationally-ranked college teams and D1 Programs including: Providence College, University of Rhode Island and Bryant University!

Olneyville Demographics:

Hispanic


61%

White


16%

Black or African American


13%

Asian


4%

Other


6%






Quinceañera
Canciones traditionales para ese dia tan especial.
Traditional songs for her special day.

VISION

To brighten & transform the lives of youth, women & the community with future focus while becoming the most loved place to celebrate life events of today!


WOMEN'S LEADERSHIP CONFERENCE
Dream, Discover, Do
She Believed she could, so
Here's to Strong Women





Problem:

In a city and state which is brimming with culture, **Providence, Rhode Island** is **substantially lacking** diverse event spaces.

In Olneyville, most event facilities, and banquet halls have **inflexible catering and little cultural fluency.**

With large–and growing–ethnic populations throughout the northeast, there is **significant demand** for a facility that can host these groups in ways that **understand their culture and needs.**

Moreover, cultural and needs across the city are affecting youth, women and the overall community. The 25 Bough Street Development would help to address each of these in a unique and innovative way right in the heart of Providence, Rhode Island!



Solution

USE CASE I: CULTURAL EVENTS & FUNCTIONS

Multi-Purpose Function Hall

To usher the celebration of many events (**Quinceañeras, Weddings, Corporate**) in a multi-purpose function hall catering to rich traditions and culture.

Current Offerings:

*Portuguese Social Club , Cranston, Rhode Island
*The Imperial Room, Cranston, Rhode Island

These options are not in the the city or booked for months in advance. The market has room and needs more culturally, diverse spaces.



25 BOUGH OLNEYVILLE

Solution

USE CASE II: FUTURES HUB – YOUTH EMPOWERMENT

Youth Empowerment & Education

Our **‘Futures Hub’** will create brighter futures by equipping kids with skills they need to thrive. Skills will focus across Financial Literacy, S.T.E.A.M, Career & Self awareness in interactive, state of the art setting.



Solution

USE CASE II: FUTURES HUB – THE XR LAB

Youth Empowerment & Education:

Within the **Futures Hub** will be the:

XR LAB

The XR Lab will provide unique educational and training experiences combining virtual reality, augmented reality and mixed reality in the heart of the city!

The merging of the three is XR or Extended Reality.


REGISTER NOW
DESIGN & CODE
VIRTUAL & AUGMENTED REALITY
Coming October 2020
WINNERS
CIRCLE

Winner's Circle, a local company, already provides classes and training and will be housed in 25 Bough Street offering classes and content within 25 Bough Street

Solution

USE CASE III: WOMEN EMPOWERMENT

Women Empowerment:

R.I.S.E. (Realizing Inspiration & Sustaining Excellence) Women's Leadership Conference - the largest Women's event in the capitol city and the state's most diverse - will have its offices at 25 Bough and also hold programmatic events for young women in the space at 25 Bough Street throughout the year.

It will continue to hold its annual event with 750+ women and growing at The Rhode Island Convention Center.

RISE

WOMEN'S LEADERSHIP CONFERENCE

RISEWLC.COM

Solution

USE CASE IV: CO-WORKING & INNOVATION

Co-Working Space

To provide collaboration and office space for the community, freelancers & entrepreneurs which has the visual look and feel of the diverse community and its heroes which surround it.

Offerings

Other Co-working spaces are not located in the Olneyville section of the city.

The Co-working space at 25 Bough will look like the city it is within and appeal to the growing and future entrepreneur base in the city of Providence and state of Rhode Island.



Solution: USE CASE IV: CO-WORKING & INNOVATION

CO-WORKING SPACE FOR DIVERSE COMMUNITIES BY MEMBERSHIP







Give entrepreneurs of color a safe space to find themselves in the work of innovation and entrepreneurship and surround them with the tools and enviornment to accelerate their success.

25 BOUGH OLNEYVILLE

Solution

USE CASE VI: ATHLETICS SKILLS,HEALTH & WELLNESS

Athletics Skills Area

25 Bough will exercise the mind and body while empowering student athletes.

The Athletics Skills facility will offer multi-sport skills training to advance speed, agility, quickness and hand / eye coordination for athletes of all ages to build core strength, vertical, speed and overall athleticism.

It caters to a growing youth sports market and integrates 25 Bough as a destination for the entire family!



Solution: USE CASE VI: CULTURAL & HERITAGE EXPERIENCE

CULTURE & HERITAGE EXPERIENCE

TO BE NAMED LATER

25 Bough will have an interactive, immersive space dedicated to culture, heritage and history of Black, African, Indigenious Peoples, LatinX, Cape Verdean and more going over the evolution, intersection and integration from the past until present day.

The experience will draw people to the city and state as its own destination with the ability to captivate a wide range of audiences –especially the young. We envision it as a destination!

Best of all, the experiences will be able to be programmed and changed throughout the year.

25 BOUGH OLNEYVILLE

Solution: USE CASE VI: CULTURE & HERITAGE EXPERIENCE


1990s
2000s
2010s
2020s

CULTURE & HERITAGE EXPERIENCE

TO BE NAMED LATER

Floor Plan

25 BOUGH OLNEYVILLE


25 BOUGH CONCEPTUAL LAYOUT
1st Level
ELEVATOR
BREAK ROOM
BATHROOM
MULTI-PURPOSE FUNCTIONAL HALL (2ND LEVEL)
CO-WORKING (1ST LEVEL)
LOBBY
RETAIL RENTAL -CAFE
BATHROOM
CONFERENCE ROOM
MEMBER GYM SPACE
OFFICE SPACE 1
HALLWAYS
OFFICE SPACE 2
HERITAGE & CULTUAL EXPERIENCE
OFFICE SPACE
OFFICE SPACE
OFFICE SPACE 3
FUTURES HUB
LOUNGE
BATHROOM
BATHROOM
BOUGH STREET
CO-WORKING SPACE (1ST LEVEL)
OFFICE SPACE & CONFERENCE ROOMS
MEMBER GYM
HERITAGE & CULTURAL EXPERIENCE
FUTURES HUB

Conceptual Layout
1st Level

Floor Plan

BATHROOM

BATHROOM

25 BOUGH CONCEPTUAL LAYOUT
2ND Level



KITCHEN
ELEVATOR
Up
MULTI-PURPOSE FUNCTIONAL HALL (2ND LEVEL)
BATHROOM
ATHLETICS SKILLS FACILITY
OUTDOOR SPACE CONNECTED TO MULTI-PURPOSE FUNCTION HALL

MULTI-PURPOSE FUNCTION HALL

Conceptual Layout
2nd Level

OUTDOOR ROOF SPACE FOR THE MULTI-PURPOSE FUNCTION HALL

ATHLETICS SKILLS FACILITY

NOT A GYM, SMALLER SPACE
SMALLER COURT FOR TRAINING
VS. GAMES. SOME TURF. FACILITIES
LIKE THIS ARE THRIVING OUTSIDE OF
RHODE ISLAND

Street Plan


EXISTING EAST ELEVATION
3/16" = 1'-0"
EXISTING SOUTH ELEVATION
3/16" = 1'-0"
LACUNA DESIGN
ARCHITECTURE + INTERIORS
1005 Main Street, Unit 2111
Pawtucket, Rhode Island 02860
Phone: 401.723.7200
Fax: 401.429.6154
email: info@lacunadesign.com
BOUGH STREET
BOUGH STREET
PROVIDENCE
RHODE ISLAND
REV
DATE
DESC.
drawn by: RTD
date: 11.10.20
project #: 2025
revision #:
EXISTING EAST AND SOUTH ELEVATIONS
ISSUE FOR REVIEW
X2.1

Street Plan


EXISTING WEST ELEVATION
3/16" = 1'-0"
EXISTING NORTH ELEVATION
3/16" = 1'-0"
LACUNA DESIGN
BOUGH STREET
BOUGH STREET
PROVIDENCE
RHODE ISLAND
REV
DATE
DESC.
drawn by: RTD
date: 11.10.20
project #: 2025
revision #:
EXISTING WEST AND NORTH ELEVATIONS
ISSUE FOR REVIEW
X2.2

Street Plan

EXISTING BUILDING INFORMATION	
1ST FLOOR FOOTPRINT	11,688 SQ.FT.
2ND FLOOR FOOTPRINT	3,934 SQ.FT.
TOTAL BUILDING	15,622 SQ.FT.

NEW BUILDING SCHEMATIC LAYOUT	
1ST FLOOR :	
HERITAGE CULTURAL EXPERIENCE	1200 SQ.FT.
FUTURES HUB	1200 SQ.FT.
MEMBERS GYM	1200 SQ.FT.
RESTROOMS	1200 SQ.FT.
BREAK ROOM	1200 SQ.FT.
CO-WORKING FLEX SPACE	1200 SQ.FT.
RETAIL RENTAL CAFE	1200 SQ.FT.
(6) OFFICES	1200 SQ.FT.
MEZZANINE	1200 SQ.FT.
2ND FLOOR:	
MULTI-PURPOSE FUNCTION HALL	1200 SQ.FT.
OUTDOOR SPACE	1200 SQ.FT.
ATHLETIC SKILLS FACILITY	1200 SQ.FT.
RESTROOMS	1200 SQ.FT.
CATERER KITCHEN	1200 SQ.FT.


RESTROOMS
315 SQ.FT.
BREAK ROOM
207 SQ.FT.
COWORKING FLEX SPACE
1603 SQ.FT.
LOBBY
806 SQ.FT.
RETAL RETAIL CAFE
456 SQ.FT.
OFFICE SPACE
258 SQ.FT.
OFFICE SPACE
248 SQ.FT.
MEZZANINE
1055 SQ.FT.
MEMBERS GYM
1102 SQ.FT.
OFFICE SPACE
248 SQ.FT.
HERITAGE CULTURAL EXPERIENCE
2140 SQ.FT.
OFFICE SPACE
248 SQ.FT.
OFFICE SPACE
258 SQ.FT.
OFFICE SPACE
258 SQ.FT.
FUTURES HUB
638 SQ.FT.
RESTROOMS
136 SQ.FT.
RESTROOMS
68 SQ.FT.
100'-0"
EXISTING FIRST FLOOR PLAN
1/8" = 1'-0"

LACUNA DESIGN
ARCHITECTURE + INTERIORS
1005 Main Street, Unit 2111
Pawtucket, Rhode Island 02860
Phone: 401.723.7200
Fax: 401.429.6154
email: info@lacunadesign.com

BOUGH STREET
BOUGH STREET
PROVIDENCE
RHODE ISLAND

REV	DATE	DESC.

drawn by: RTD
date: 11.10.20
project #: 2025
revision #:

EXISTING FIRST FLOOR PLAN
ISSUE FOR REVIEW
X1.1

Street Plan


EXISTING BUILDING INFORMATION
1ST FLOOR FOOTPRINT 11,688 SQ.FT.
2ND FLOOR FOOTPRINT 3,934 SQ.FT.
TOTAL BUILDING 15,622 SQ.FT.
NEW BUILDING SCHEMATIC LAYOUT
1ST FLOOR :
HERITAGE CULTURAL EXPERIENCE 1200 SQ.FT.
FUTURES HUB 1200 SQ.FT.
MEMBERS GYM 1200 SQ.FT.
RESTROOMS 1200 SQ.FT.
BREAK ROOM 1200 SQ.FT.
CO-WORKING FLEX SPACE 1200 SQ.FT.
RETAIL RENTAL CAFE 1200 SQ.FT.
(6) OFFICES 1200 SQ.FT.
MEZZANINE 1200 SQ.FT.
2ND FLOOR:
MULTI-PURPOSE FUNCTION HALL 1200 SQ.FT.
OUTDOOR SPACE 1200 SQ.FT.
ATHLETIC SKILLS FACILITY 1200 SQ.FT.
RESTROOMS 1200 SQ.FT.
CATERER KITCHEN 1200 SQ.FT.
CATERING KITCHEN
280 SQ.FT.
LOBBY
836 SQ.FT.
MULTIPURPOSE FUNCTION HALL
1830 SQ.FT.
RESTROOMS
325 SQ.FT.
ATHLETIC SKILLS FACILITY
4852 SQ.FT.
ROOFTOP OUTDOOR SPACE
2872 SQ.FT.
17'-4"
34'-7"
16'-9"
15'-6"
116'-7"
77'-3"
100'-0"
EXISTING SECOND FLOOR PLAN
1/8" = 1'-0"
LACUNA DESIGN
ARCHITECTURE + INTERIORS
1005 Main Street, Unit 2111
Pawtucket, Rhode Island 02860
Phone: 401.723.7200
Fax: 401.429.6154
email: info@lacunadesigr.com
BOUGH STREET
BOUGH STREET
PROVIDENCE
RHODE ISLAND
REV DATE DESC.
drawn by: RTD
date: 11.13.20
project #: 2025
revision #:
EXISTING SECOND FLOOR PLAN
ISSUE FOR REVIEW
X1.2

Financials

Net Income Projections [2022-2031]:

2022	$154k
2023	$225k
2024	$385k
2025	$437k
2026	$538k
2027	$592k
2028	$656k
2029	$722k
2030	$776k
2031	$824k

Gross Profit Average Revenue [2022- 2031]

- Multi-Purpose Functional Hall: $219k
- Heritage & Cultural Experience - Interactive Museum Rental $50,002
- Coworking Rental Income $20,988
- Athletics Skills Facility $385,946
- Rental: Office Space (3) $18,079
- Rental: Rentable Conference Room $6,816
- Rental: Retail Café $11,081
- Membership Revenue - 25 Bough/ Gym $173,411

25 BOUGH ADVISORY TEAM


CHANGE
MAKER

Marcy Reyes
Founder,
Financial Literacy Youth Initiative
Adjunct Professor, Rhode Island College
Education: M.S. Finance



John Abbruzzese
Consultant,
Education: Harvard Law
Brown University,
Doctor of Philosophy



Lanre Ajakaiye
Founder,
25 Bough Street (25Bough.com)
Education:
MBA, Boston University



Hamza Chaudary
Attorney,
Adler, Pollock & Sheehan
Education: Washington & Lee University
School of Law.



Hilina Ajakaiye
Founder,
Rise Women's
Leadership Conference (RISEWLC.COM)
Education: MBA, Northeastern



Shomari Husband
Founder
Husband Associates,
Education: MBA, University of
Rhode Island
CPA



Henry Cruz
AMGEN
Education: Loyola Polytechnic
Institute of Mechanical Engineering



Patricia Raskin
Raskin Associates



Miguel Quezada
Education: MBA, Honors. Babson
F.W. Olin Graduate School of
business.

Community Leaders & Supporters

Sabina Matos
Olneyville Councilwoman & President of the City Council.

Cortney Nicolato
President & CEO of the United Way, a Non-profit and neighbor.


SABINA
MATOS
PROVIDENCE · WARD 15


United Way

25 BOUGH
OLNEYVILLE

Thank You!

LANRE@25BOUGH.COM

25BOUGH.COM




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